Mail Stop 4-6

      December 9, 2004

Bobby Yazdani
CEO and Chairman
Saba Software, Inc.
2400 Bridge Parkway
Redwood Shores, California 94065-1166

	RE:	Saba Software, Inc.
		Amendment No. 2 to Form S-3
		Filed October 27, 2004
		File No. 333-118226

		Form 10-K for fiscal year ended May 31, 2004, as amended Form 10-Q for the quarterly period ended August 31, 2004 File No. 0-30221

Dear Mr. Yazdani:

      We have reviewed your response letter dated November 30,
2004
and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for fiscal year ended May 31, 2004
1. We have reviewed your supplemental response to prior comment 3. In this regard, please tell us how and in what sections of future filings your disclosures will address the differences between your hosting services and your application service provider offerings. Please also include reference(s) to the appropriate revenue recognition literature that supports your treatment of these transactions. For example, your hosting services involve multiple elements and your revenue recognition policy should clarify what these elements are (e.g., software license and hosting services) as well as the accounting literature you relied upon for the treatment of these elements.

*    *    *    *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Patrick Gilmore, Staff Accountant, at (202) 824-5355 or Craig Wilson, Senior Assistant Chief Accountant, at
(202)
942-2949, if you have questions regarding comments on the financial statements and related matters. Please contact Robert D. Bell, Staff
Attorney, at (202) 942-1953, or me at (202) 942-1990 with any other
questions.

						Sincerely,


						Barbara C. Jacobs
						Assistant Director
						Office of Computers and Online
Services


cc:	James R. Tanenbaum, Esq.
	Morrison & Foerster LLP
	Fax (212) 468-7900
??

??

??

??

Mr. Bobby Yazdani
Saba Software, Inc.
Form S-3; File No. 333-118226
December 9, 2004
Page 2 of 2